The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: david.baum@alston.com

May 19, 2022

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea F. Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed on May 6, 2022

File Numbers 333-174926; 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on May 17, 2022 (the “Comments”), relating to the Preliminary Proxy Statement on Schedule 14A filed on May 6, 2022, regarding WOA All Asset I (the “Fund”), a series of the Trust. A revised proxy statement reflecting these changes will be filed subsequent to this correspondence. Capitalized terms used and not defined herein have the meanings given to them in the Preliminary Proxy Statement.

General Comments

Comment #1

The Staff requests the following:

A.	Please respond to all comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR prior to effectiveness of the filing.

B.	Please remove all brackets and fill in all blanks.

Alston & Bird LLP                                                                                                                                                                                                                                                                             www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

May 19, 2022

C.	We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

D.	When a comment applies to disclosure that appears elsewhere in the proxy statement please make corresponding changes in each place such disclosure appears.

Response #1

The Registrant acknowledges the comments and will make any necessary conforming changes as requested.

Notice of Special Meeting of Shareholders

Comment #2

Please correct the reference in Proposal 1 by replacing “Eaton Vance WaterOak Advisors” with “Pathstone Family Office.”

Response #2

The Registrant has made the requested change.

Q&A

Comment #3

In the Q&A section addressing “How will the Transaction potentially benefit the Fund?”, please provide support for the statement “Pathstone’s history of successful growth”.

Response #3

In response to the comment, the Registrant has modified the sentence in question as follows:

Additionally, Pathstone’s history of ~~successful~~ growth, including its past acquisitions of other investment advisers, suggests the ~~likelihood~~ possibility of a continued expansion of the investment management capabilities it provides to its clients, including the Fund.

Supplementally, the Registrant notes Pathstone’s acquisition of Cornerstone Advisors in 2020, including its assumption of the management of Cornerstone Advisors’ two mutual funds – the Cornerstone Global Public Equity Fund and the Cornerstone Advisors Core Plus Bond Fund.  While these two funds have since liquidated, this acquisition, by way of example, expanded Pathstone’s investment management capabilities as Cornerstone’s investment personnel, including those involved in the management of those funds, became employees of Pathstone.

May 19, 2022

Proxy Statement – Summary of the Proposal

Expense Limitation Agreement

Comment #4

Please supplementally confirm that the new adviser, Pathstone Family Office, cannot recoup fees waived by the previous adviser, Eaton Vance WaterOak Advisors.

Response #4

The Registrant confirms that there are no outstanding waivers subject to recoupment.

Proxy Card

Comment #5

Please provide a draft of the proxy card filed on EDGAR for review.

Response #5

A proxy card is included as Exhibit A for review and will be filed with the definitive proxy statement.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

May 19, 2022

EXHIBIT A